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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
June 24, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 3 amends the Form CB submitted to the Securities and Exchange Commission by
KazakhGold Group Limited on July 11, 2011.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 17, 2011.*

2.	Investor Presentation, dated June 17, 2011.*

3.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated June 27, 2011. *

4.	Private Exchange Offer Document, dated June 27, 2011. *

5.	ADS Form of Acceptance with respect to Level I American Depositary Shares of OJSC Polyus Gold, dated June 27, 2011. *

6.	Share Form of Acceptance with respect to common shares of OJSC Polyus Gold, written in English and Russian, dated June 27, 2011. *

7.	Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 27, 2011. *

8.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 27, 2011. *

9.	Regulatory News Service Announcement, dated June 27, 2011. *

10.	Regulatory News Service Announcement, dated July 8, 2011. *

11.	Notification Letter, dated July 8, 2011. *

* Previously filed.

12.	Regulatory News Service Announcement, dated July 14, 2011.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or distributed to U.S. holders.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by KazakhGold Group Limited with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on June 20, 2011.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

July 15, 2011

(Date)

For immediate release	14 July 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

Results of Extraordinary General Meeting
and
Update on Proposed Combination with OJSC Polyus Gold

The Board of Directors of KazakhGold Group Limited (“KazahkGold” or the “Company”) is pleased to announce that at the Extraordinary General Meeting of KazakhGold held earlier today in London, both of the special resolutions proposed as set out in the circular and notice of the meeting to shareholders dated 20 June 2011 (the “Resolutions”) were passed unanimously.

The Resolutions are a part of the proposed combination of KazakhGold with OJSC Polyus Gold (“Polyus Gold”) which was announced on 17 June 2011 (the “Proposed Combination”). Accordingly, shareholders have unanimously approved an increase in the authorised share capital of KazakhGold for the purposes of the Proposed Combination and that the name of KazakhGold be changed to “Polyus Gold International Limited”, conditional upon successful completion of the Proposed Combination.

The Proposed Combination is being effected through a series of transactions, including a conditional private exchange offer by KazakhGold to acquire 16% of the issued and outstanding share capital of Polyus Gold from existing holders of Polyus Gold common shares or ADSs (the “Private Exchange Offer”).

Commenting on the outcome of the KazakhGold EGM, Evgeny I. Ivanov, Chief Executive Officer and Chairman of the Board of KazakhGold said:

“We are very pleased that our shareholders, including the minority shareholders of the Company have voted unanimously in support of the Proposed Combination of Polyus Gold and KazakhGold. We are also encouraged by the response from the Polyus Gold shareholders so far on the Proposed Combination and continue to encourage more Polyus Gold shareholders to accept into the Private Exchange Offer.”

Update on the Proposed Combination:

As a reminder, the deadline for acceptance of the Private Exchange Offer is 5.00 p.m. New York City time on 18 July 2011 (the “Expiration Time”), unless extended by KazakhGold in its sole discretion. Duly completed forms of acceptances with respect to ordinary shares of Polyus Gold should be submitted to CJSC Computershare and transfer of ordinary shares of Polyus Gold to KazakhGold should be completed by no later than 5.00 p.m. Moscow time on 18 July 2011 or such other date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold.

Given the limited time until the Expiration Time and the internal deadlines established by DTC, Euroclear and Clearstream (which will be earlier than the Expiration Time), if you are a holder of Polyus Gold common shares or ADSs you should take action as soon as possible to determine whether to accept the Private Exchange Offer.

The Private Exchange Offer requires at least 16% of Polyus Gold’s issued share capital being tendered for exchange into KazakhGold GDRs, or at least 94.8% of Polyus Gold’s issued share capital when combined with the related irrevocable options as part of the Proposed Combination. Upon a successful completion of the Proposed Combination, the Company expects to terminate the Polyus Gold ADS programme and the ADSs are expected to be delisted.

Exchanging Polyus Gold common shares or ADSs into the Private Exchange Offer is simple. Please refer to the Notification Letter published by the Company on 8 July 2011 for an overview of the acceptance procedures. All relevant documents relating to the Private Exchange Offer are also available on the Company website: www.kazakhgold.com.

For any assistance or questions about the Private Exchange Offer, please call BNY Mellon, the Information Agent for the Private Exchange Offer, Toll Free, at +1-866-300-4353.

All capitalised terms used in this announcement are defined within the published prospectus related to the Proposed Combination

Further information is available from:

Alexey V. Chernushkin, Director, CM and IR
Evguenia V.Buydina, IR manager
+44 (0) 208 528 1450
+44 (0) 208 528 1020
ir@kazakhgold.com

Anton A. Arens, PR Director
+44 (0) 208 528 1450
+44 (0) 208 528 1020
anton.arens@kazakhgold.com

General

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The shares or depositary receipts of KazakhGold Group Limited have not been registered in the Russian Federation and are not intended for “placement” or “public circulation” in Russia.

The Private Exchange Offer referred to in this announcement is made to existing Polyus Gold securityholders outside of the Russian Federation, Canada, Australia, Japan and any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof, who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Gold securityholders inside the Russian Federation that are “qualified investors” under Russian law.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style.

The shares of KazakhGold to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for Polyus Gold securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.